Canada Southern Petroleum Ltd.
250, 706 - 7th Avenue S.W.
Calgary, Alberta
T2P  0Z1

April 13, 2006

Alberta Securities Commission

British Columbia Securities Commission

Saskatchewan Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Commission des valeurs mobilières du Québec

Securities Administration Branch – New Brunswick

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Prince Edward Island – Registrar of Securities

The Toronto Stock Exchange

NASDAQ Inc.

Canadian Depository for Securities Limited

Re:

Canada Southern Petroleum Ltd.

Notice of Meeting and Record Date

We are writing pursuant to National Instrument 54-101 “Communication with Beneficial Owners of Securities of a Reporting Issuer” to notify you of the following dates in connection with the Annual and Special General Meeting of Shareholders of Canada Southern Petroleum Ltd.:

(a)

Date of Meeting:

June 8, 2006

(b)

Record Date for Notice:

May 9, 2006

(c)

Record Date for Voting:

May 9, 2006

(d)

Beneficial Ownership Determination Date:

May 9, 2006

(e)

Securities Entitled to Notice:

Common

(f)

Securities Entitled to Vote:

Common

(g)

Routine Business Only:

NO

Per:

“Randy L. Denecky”

Randy L. Denecky

Vice President, Finance and

Chief Financial Officer